January 15, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Announcement of determination of terms of issue,etc.of Zero Coupon Convertible Bonds due 2006"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

14th January, 2004

Name of the Company: Kobe Steel, Ltd.
Name of Representative: Koshi Mizukoshi
President, CEO and Representative Director
(Code Number: 5406 First Sections of Tokyo Stock Exchange, Osaka Stock Exchange and Nagoya Stock Exchange)

Announcement of determination of terms of issue, etc. of Zero Coupon Convertible Bonds due 2006

Kobe Steel, Ltd. (the "Company") hereby announces the determination of terms of issue, etc. of its Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, *shinkabu yoyakuken-tsuki shasai* (hereinafter referred to as the "Bonds with Stock Acquisition Rights", of which the bonds and stock acquisition rights are hereinafter referred to as the "Bonds" and the "Stock Acquisition Rights", respectively)), as resolved by the meeting of its Board of Directors on 14th January, 2004, as described below.

Description

1. Matters concerning the Stock Acquisition Rights

(1) The amount to be paid upon exercise of the Stock Acquisition Rights	Equal to the issue price of the Bonds
The amount per share (Conversion Price*)	¥218
(Reference)	
Share price, etc. on Pricing Date (14th January, 2004)	
a. Share price (closing price) on the Tokyo Stock Exchange	¥136
b. Premium <{(Conversion Price*/ (Share price (closing price))-1} x 100>	60.3%
(2) Amount to be accounted for as the stated capital	¥109
(3) Issue price of the Stock Acquisition Rights	Zero

* The amount to be paid per share upon exercise of the Stock Acquisition Rights is called the "Conversion Price".

2. Matters concerning the Bonds

(1) Issue price of the Bonds:	101% of the principal amount of the Bonds
(2) Offer price of the Bonds (Offer Price):	103.5% of the principal amount of the Bonds

(3) Aggregate issue price:	¥30.3billion (Aggregate principal amount of the Bonds: ¥30.0 billion) plus the aggregate principal amount of the Bonds in respect of any replacement bond certificates which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed Bond Certificates.

(Reference)

(1) Date of resolution of issuance:	14th January, 2004
(2) Subscription period:	Not applicable
(3) Date of issuance (Payment date):	2nd February, 2004 (London time)
(4) Requesting period for the exercise of Stock Acquisition Right:	From 16th February, 2004 to 7th July, 2006 (at the place where the Stock Acquisition Right is to be exercised), or (i) if the relevant Bond shall be redeemed at the option of the Company, then up to the close of business on the third business day in Tokyo prior to the date fixed for redemption thereof, or (ii) if such Bond shall have been cancelled by the Company or delivered by a Subsidiary to the Company for cancellation, then up to the time when such Bond is so cancelled or delivered, or (iii) if such Bond shall become due and repayable, then up to the time when such Bond becomes so due and repayable. In no event shall the Stock Acquisition Right be exercised after 7th July, 2006 (at the place where the Stock Acquisition Right is to be exercised).
(5) Maturity date:	28th July, 2006

Media Contact:
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site www.kobelco.co.jp

Investor Relations:
IR Group
Corporate Planning Department
Kobe Steel, Ltd.
Tel +81-(0)3-5739-6043
Fax +81-(0)3-5739-5973